GRAUBARD MILLER
The Chrysler Building
405 Lexington Avenue
New York, New York 10174-1901

June 11, 2008

Ms. Pamela A. Long
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Rhapsody Acquisition Corp.
Registration Statement on Form S-4
Filed April 21, 2008
File No. 333-150343
Annual Report on Form 10-KSB for the fiscal year ended March 31, 2007 and Subsequent Exchange Act reports
File No. 0-52203

Dear Ms. Long:

     On behalf of Rhapsody Acquisition Corp. (the “Company” or “Rhapsody”), we respond as follows to the Staff’s comment letter dated May 19, 2008 to the above-captioned Registration Statement on Form S-4 and Annual Report Form 10-KSB and subsequent Exchange Act reports. Page references in our responses correspond to the present version of the proxy statement/prospectus included as part of Amendment No. 1 to the registration statement, copies of which have been marked to note the changes from the filing made on April 21, 2008 (however, the page references to the section headings taken from the Staff’s comment letter refer to the original pagination). We are also delivering three courtesy copies of such marked registration statement to Mr. Edward M. Kelly, together with the supplemental materials identified in this letter. Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

S-4

General

1.	We note that information is omitted throughout the proxy statement/prospectus. To the extent practicable, complete the information before filing an amendment to the registration statement.

Information that was omitted in the prior filing has been included to the extent available as of the date of the current filing.

Ms. Pamela A. Long
June 11, 2008

2.
Please update your filing as required by Article 8 of Regulation S-X to include interim financial statements for Primoris Corporation or Primoris as of and for the three months ended March 31, 2008 and audited financial statements for Rhapsody Acquisition Corp. or Rhapsody as of and for the year ended March 31, 2008.

The current filing includes interim financial statements of Primoris as of and for the three months ended March 31, 2008 and audited financial statements for Rhapsody as of and for the year ended March 31, 2008. The current filing has been amended where necessary to reflect such financial statements.

3.
Once your merger becomes effective, please file a form 8-K Item 4.01 to disclose the change in accountants for the accountants who are no longer associated with the continuing entity. Refer to Item 4.01 of Form 8-K.

Moss Adams LLP will become the accountants for the continuing entity after the merger, which is now disclosed on page 99 of the proxy statement/prospectus. Promptly after effectiveness of the merger, Rhapsody will file a Current Report on Form 8-K making the required disclosure under Item 4.01 with respect to BDO Seidman, LLP, who will no longer be associated with the continuing entity.

Prospectus’ Outside Front Cover Page

4.
Please ensure that your cover page does not exceed one page and that you omit unnecessary information that is not required by Item 501 of Regulation S-K or otherwise key to an investment decision. For example, you should not define parties or terms on the cover, and information regarding where shareholders can obtain copies of information incorporated by reference should appear on the inside front cover page.

The cover page of the proxy statement/prospectus has been revised so that all the required information, and only the required information, is included and defined terms have been deleted.

5.
In the second paragraph, state the number of shares of Rhapsody’s common stock that Primoris’ foreign managers will receive in the merger and briefly explain the nature of any consideration they will give for the shares. We note also the disclosure in the financial statements’ note 20 on page FS-22 that Rhapsody, Primoris, and two officers of Primoris entered into termination agreements in connection with the merger agreement. We assume the cross reference there to the financial statements’ note 17 rather than to the financial statements’ note 18 is inadvertent. Please revise. Further, expand the disclosure under “Structure of the Merger” on page 48 to identify the two foreign managers and to include the material provisions of each of the termination agreements. See Item 6 of Form S-4 and Item 1005 of Regulation M-A. File the termination agreements as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

Ms. Pamela A. Long
June 11, 2008

The requested additions regarding a description of the number of shares of Rhapsody’s common stock that will be issued to the foreign managers and the description of any consideration given in exchange for such shares have been made to the cover page of the proxy statement/prospectus. The cross reference with respect to the disclosure in the financial statements’ note 20 on page FS-22 (now page FS-39) was inadvertent and has been corrected to reflect the proper reference to the financial statements’ note 18. The two termination agreements are being filed as exhibits in the current filing and are listed in Item 21 of Part II of the Registration Statement and the exhibit index.

Q. Why am I receiving this proxy statement/prospectus?, page 3

6.	Under (D) and (E) and elsewhere in the proxy statement/prospectus, including “Purpose of the Rhapsody Special Meeting” on page 43, expand the disclosure to specify and describe briefly:

•	The provisions no longer applicable to Rhapsody after the merger being removed from its certificate of incorporation.

•	The other changes being made to Rhapsody’s certificate of incorporation.

We note the disclosures on page 83.

The provisions that will no longer be applicable after the merger and will be removed and the other changes being made to Rhapsody’s certificate of incorporation are now briefly described in a number of places in the proxy statement/prospectus, including pages 3, 16, 43 and 86.

Interests of Rhapsody’s Directors and Officers in the Merger, page 19

7.
Regarding the disclosure that Rhapsody as well as the Rhapsody inside stockholders, Primoris, and Primoris’ stockholders may purchase shares from other investors or otherwise enter into arrangements with such investors, we note that:

•	You are soliciting votes to adjourn the Rhapsody meeting to a later date in case 20% or more of the public shares are voted against the merger and demand conversion.

•	Proceeds from the trust account or shares issued to be issued to the Primoris holders in the merger may be used as consideration in such purchases and arrangements.

Please revise your disclosure to clarify, if true, that the purpose of these activities would be to ensure satisfaction of the condition limiting conversion exercises and votes against the merger where it appears that the condition would not be met. Please also

Ms. Pamela A. Long
June 11, 2008

explain why this is not, in effect, a waiver of the condition, particularly since proceeds of the trust may be used to fund such purchases, and why it is consistent with the terms of the initial public offering or IPO as described in the IPO prospectus and the requirements of the company’s charter. We note that you already have disclosure that the Rhapsody board has determined that the terms of this transaction are consistent with the terms contemplated in the IPO. We may have additional comments upon review of your response.

The disclosure on page 20 and elsewhere in the proxy statement/prospectus has been revised to clarify that Rhapsody will not enter into any arrangement prior to the closing of the merger to make purchases of Public Shares, either before or after the closing of the merger, and will not use funds in its trust account for any other of the arrangements that might be contemplated. Accordingly, the possibility of a waiver of the condition has been removed.

Tax Consequences of the Merger, page 22; Material Federal Income Tax Consequences of the Merger to Rhapsody and Its Stockholders, page 66

8.
Delete the word “generally” in the second bullet point on page 22 and in the fifth paragraph on page 66 because the word generally may imply that Rhapsody has not disclosed all material federal income tax consequences and that stockholders cannot rely on the disclosure. Similarly, delete the phrase “only a general” before the word “summary” in the sixth paragraph on page 66 for the same reason.

The requested changes have been made on pages 22 and 69. Comparable changes have been made in the tax opinion itself (Annex H).

Comparative Per Share Data, page 27

9.	Please revise your filing to disclose your historical book value per share pursuant to Item 3(f)(1) of the form instructions.

The requested disclosure regarding historical book value per share pursuant to Item 3(f)(1) of the form instructions has been made on pages 27 and 28 of the proxy statement/prospectus. We have also revised the tabular format of the disclosure regarding comparative per share data to provide greater clarity.

Risk Factors, page 29

10.
The first paragraph states that “There may also be additional risks and uncertainties not known to us or described below which may also impair our business operations.” Since Rhapsody must disclose all risks that it believes are material, delete this language.

The referenced language has been deleted.

Ms. Pamela A. Long
June 11, 2008

11.	Include in each risk factor’s discussion information necessary to assess the risk, including its magnitude. For example:

•
The sixth risk factor states that Rhapsody generates and expects to continue to generate a portion of its revenue and profits under fixed price and unit price contracts. Quantify the portion of revenue and profits attributable to fixed price contracts and unit price contracts during the periods presented in the financial statement.

The requested changes have been made on page 31 of the proxy statement/prospectus.

•
The fourteenth risk factor states Rhapsody’s belief that Engineer, Procure, and Construct or EPC contracts will become increasingly prevalent in its industry, and Rhapsody’s inability to perform its obligations under EPC contracts may lead to higher costs. Quantify the portion of revenue and profits attributable to EPC contracts during the periods presented in the financial statements.

The requested changes have been made on page 33 of the proxy statement/prospectus.

•
The seventeenth risk factor states that a significant portion of Rhapsody’s revenues are recognized on a percentage of completion method of accounting. Quantify the amount of Rhapsody’s revenues that are recognized on a percentage of completion method of accounting during the periods presented in the financial statements.

All of Primoris’s revenues are recognized on a percentage-of-completion method of accounting. This is discussed in the Management’s Discussion and Analysis section of the proxy statement/prospectus. This risk factor on page 34 has been changed to conform to the Management’s Discussion and Analysis section of the proxy/statement/prospectus.

•
The nineteenth risk factor states that a substantial portion of Rhapsody’s revenue is derived from project based work that is awarded through a competitive bid process. Quantify the percentage of Rhapsody’s project based work that is awarded through a competitive bid process during the periods presented in the financial statements.

The requested changes have been made on page 35 of the proxy statement/prospectus.

•
The twenty-third risk factor states that Rhapsody’s international operations expose it to various risks. Identify the countries in which Rhapsody conducts its international operations which give rise to the risks contemplated by this risk factor.

Ms. Pamela A. Long
June 11, 2008

The countries where Primoris’s operations give rise to this risk are Ecuador and Canada. In accordance with the Staff’s request, we have updated this risk factor on page 36 of the proxy statement/prospectus to include this information.

The exercise of our directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the business combination . . . , page 39

12.
Please clarify here, or in another appropriate context in your prospectus, whether there are any particular changes or waivers that the company believes the directors and officers would be likely to make after shareholder approval. Please also clarify in this risk factor, if true, that some changes would be made without further shareholder approval. Lastly, please disclose that you would circulate a new proxy statement/prospectus and resolicit the shareholder vote if changes to the terms of the transaction would have a material impact on shareholders.

The requested changes have been made on page 39 of the proxy statement/prospectus.

Forward-Looking Statements, page 42

13.
Since Rhapsody is a blank check company, Rhapsody is ineligible to rely on the safe harbor provision for forward-looking statements. See section 27A(b)(1)(B) of the Securities Act and section 21E(b)(1)(B) of the Exchange Act. Delete the phrase “within the definition of the Private Litigation Reform Act of 1995.” Alternatively, make clear that Rhapsody is ineligible to rely on the safe harbor provision for forward-looking statements because it is a blank check company.

In accordance with the Staff’s alternative suggestion, we have included a reference to Rhapsody as being a blank check company in the second sentence of the opening paragraph of this section on page 42 of the proxy statement/prospectus.

Valuation, page 54

14.
Based on the valuation of comparable companies, disclosure states that Rhapsody’s board of directors and its special advisor, Mr. Joel Greenblatt, were able to calculate the expected initial valuation of Primoris in the public market. Additionally, Rhapsody’s board of directors relied upon a discounted cash flow analysis prepared by Rhapsody’s management team. Expand the disclosure to discuss these two analyses in reasonable detail. For example, you should explain the basis upon which the board believed the listed companies were comparable to Primoris and explain how they valued these companies and Primoris. You should also disclose how the discounted cash flow analysis was calculated, including the material elements of that analysis. To the extent that these two analyses differ from those performed by Ladenburg as financial advisor of Rhapsody’s board of directors, please discuss and explain the differences.

Ms. Pamela A. Long
June 11, 2008

The discussion of the valuation procedures applied by Rhapsody’s board of directors has been expanded to address the issues raised by this comment, beginning on page 54 of the proxy statement/prospectus.

Interests of Primoris’s Directors and Officers in the Merger, page 58

15.
For any interests of directors and officers in the merger that are different from or in addition to those of other stockholders’ interests, not only describe but also quantify the monetary value of the interests for each person individually, including shares of common stock to be exchanged for the shares of Rhapsody’s common stock, any stock options or stock awards to be converted into the right to receive the merger consideration, and any additional merger consideration, and cash payments under any employment, retention, severance or directorship agreements. Consider presenting this information in bullet points or tabular format so that it is easier for stockholders to read and understand.

To the extent any interests of Primoris’s directors and officers in the merger are different from or in addition to those of other stockholders’ interests and are quantifiable, such information has now been included. The information has been presented in bullet points and tabular format beginning on page 59 of the proxy statement/prospectus.

Ladenburg Fairness Opinion, page 59

16.
The third paragraph on page 61 states that “certain” financial, comparative, and other analyses performed by Ladenburg are summarized in the proxy statement/prospectus. Clarify that the summary includes the material analyses performed by Ladenburg.

The discussion on page 64 of the proxy statement/prospectus has been revised to clarify that it includes all material analyses performed by Ladenburg.

17.
Disclose compensation paid or to be paid to Ladenburg and any of its affiliates for any other services to Rhapsody or any affiliates in the most recent two years. See Item 14 of Schedule 14A and Item 1015(4) of Regulation M-A. We note the disclosure that Ladenburg provided fairness opinion services to Rhapsody in October 2007 with a then proposed transaction.

The fee paid by Rhapsody to Ladenburg with respect to the October 2007 fairness opinion is now disclosed on page 62 of the proxy statement/prospectus. No other compensation (other than that paid with respect to the Primoris transaction) was paid by Rhapsody to Ladenburg in the most recent two years.

18.	Please provide us a copy of any outlines, summaries, reports, or board books prepared and furnished by Ladenburg to Rhapsody’s board of directors.

Ms. Pamela A. Long
June 11, 2008

The only item of such nature prepared by Ladenburg and furnished by it to Rhapsody’s board of directors is a presentation book (board book), a copy of which is being provided to the Staff as supplemental information.

Discounted Cash Flow Analysis, page 62

19.
Disclosure states that “EBITDA” means earnings before interest, taxes, depreciation, and amortization, as adjusted for add-backs for non-recurring expenses, for purposes of Ladenburg analyses. Specify and quantify each of the add-backs for non-recurring expenses.

The discussion on page 66 of the proxy statement/prospectus has been revised to specify and quantify each of the add-backs for non-recurring expenses.

Unaudited Pro Forma Condensed Combined Financial Information, page 75

20.	Please update your pro forma financial information for Rhapsody and Primoris through March 31, 2008. Refer to Rule 8-05 of Regulation S-X.

The pro forma financial information for Rhapsody and Primoris has been updated through March 31, 2008.

21.
We note your disclosure in note 20 on page FS-22 that in connection with the merger agreement you and two officers of the Company have entered into termination agreements for which you would recognize approximately $4,000 of compensation expense. Please tell us how this expense is reflected in your unaudited pro forma financial information.

The approximately $4,000 compensation expense has been included in the unaudited pro forma financial information on page 81 of the proxy statement/prospectus and note (i) thereto.

Independent Auditors’ Fees, page 95

22.
Disclosure states there is a summary of fees paid or to be paid to BDO and Moss Adams for services rendered. We are unable to locate the summary of fees paid or to be paid to Moss Adams. Please revise.

The reference to Moss Adams was inadvertent and has been deleted. Information as to fees paid or to be paid to Moss Adams has not been included, as such information is not required.

The Adjournment Proposal, page 84

23.
Please clarify, if true, that the purpose of adjourning the meeting to a later date if the holders of 20% or more of the public shares vote against the merger proposal and demand conversion is to give the company and inside shareholders the opportunity to

Ms. Pamela A. Long
June 11, 2008

pursue purchases and other arrangements with converting shareholders to meet the 19.99% conversion condition to closing. As requested in our earlier comment, please also explain why adjourning the meeting for this purpose does not amount to a waiver of the conversion cap and why it would be consistent with the terms of the acquisition transaction that is described in the IPO prospectus and the company's charter.

As discussed in the response to Comment 7, Rhapsody will not, prior to the closing of the merger, enter into any arrangement to purchase Public Shares either before or after the merger or use funds in its trust account for any other such transactions that might be contemplated. The discussion on page 88 has been revised accordingly.

Employment Agreements, page 100

24.
Disclosure states that nine executive officers of Primoris or its subsidiaries entered into employment agreements that will become effective upon completion of the merger. Expand the disclosure in the second paragraph to state the initial base salary of each of the nine executive officers. See Item 6 of Form S-4 and Item 601(b)(l0) of Regulation S-K. Confirm that Rhapsody will file the employment agreements with the Commission if required by Item 601(b)(10) of Regulation S-K. We note that a form of the employment agreement is attached to the proxy statement/prospectus as annex F.

The initial base salaries of the five most highly compensated executive officers of Primoris (or its subsidiaries) under their proposed employment agreements with Rhapsody have been included on page 104 of the proxy statement/prospectus pursuant to Item 601(b)(10) of Regulation S-K. Rhapsody intends to file such employment agreements in accordance with Item 601(b)(10) of Regulation S-K. Rhapsody, based on information furnished to it by Primoris, believes that, under Item 6 of Form S-4 and Item 601(b)(10) of Regulation S-K, the employment agreements with the group’s remaining four lowest compensated individuals will not be material. As such, the general terms of the employment agreements are disclosed commensurate with the disclosures made with respect to the five most highly compensated individuals, but not the initial base salaries of those four individuals. Also, for like reasons, the employment agreements with such four individuals will not be filed.

Results of Operations — Nine Months Ended December 31, 2007, page 104

25.	We assume that the table on page 105 should follow immediately the last sentence of this subsection. Please revise or advise.

A similar table is now included in the proper place on page 109 of the proxy statement/prospectus.

Ms. Pamela A. Long
June 11, 2008

Customers, page 114

26.
We note from disclosure in the risk factors that one customer accounted for 18.7% of revenue in 2006 and 10.2% of revenue in 2007 and that loss of such a significant customer could have a significant adverse effect on your financial condition, result of operations, and cash flows. Please note that you must disclose the name of any customer that accounts for 10% or more of consolidated revenues and the loss of the customer would have a material adverse effect on the company. See Item 101 (c)(vii) of Regulation S-K.

The requested disclosures of the names of Primoris’s customers accounting for 10% or more of Primoris’s consolidated revenues and the names of the customers, which if lost, would have a material adverse effect on Primoris have been included on page 31 of the proxy statement/prospectus.

Ongoing Projects, page 115

27.
The table indicates that the estimated completion date of the LNG facility in Boron, California at December 31, 2007 is “09/2007.” Revise to explain briefly why the project’s estimated completion date was not met and to indicate what the project’s now estimated completion date is. Similarly, if the estimated completion date of the pipeline in Palm Springs, California was not met in January 2008, revise to explain briefly why the project’s estimated completion date has not been met and to indicate what the project’s now estimated completion date is.

The completion date for the LNG facility in Boron, California is actually “09/2008” and was inadvertently noted as “09/2007” in the proxy statement prospectus. This error has been corrected on page 119 of the proxy statement/prospectus. The pipeline project in Palm Springs, California was completed on or before the January 2008 completion date, and is now shown as being completed.

Legal Proceedings, page 118

28.
We note your disclosure that your legal proceedings are not material to your financial position. It is unclear to us how you have evaluated the impact of the liability on your results of operations and liquidity. Please revise to clarify. In addition, we caution you that a statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. In that case, you must either (a) disclose the estimated additional loss, or range of loss, that is reasonably possible, or (b) state that such an estimate cannot be made. In addition, if such a reasonable possibility exists, you must expand your disclosures to provide the specific disclosures as set forth in Question 2 to SAB Topic 5Y.

Ms. Pamela A. Long
June 11, 2008

The requested clarifying disclosure regarding evaluation of the impact of the liability on Primoris’s results of operations and liquidity has been included on page 122 of the proxy statement/prospectus. We have also provided clarifying disclosure that, based on Primoris’s belief that it carries sufficient insurance coverage for most of its legal proceedings and also because the number of self-insured retentions for these proceedings have been satisfied or recognized, it is unlikely that a loss exceeding such amounts will be material. Furthermore, we have disclosed that Primoris is unable to estimate any loss, or range of loss, that would be in addition to any amounts already recognized for any uninsured legal proceedings.

Executive Officers, page 118

29.	In the biographical paragraph of Mr. Scott E. Summers, describe briefly his business experience during the past five years. See Item 401(e)(1) of Regulation S-K.

Biographical information regarding Scott Summers’ business experience during the past five years has been included in the text on page 123.

Results of Operations, page 125

30.
We note your disclosure that you account for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices. Your total revenue by segment equals your total revenue reported in your overall results. Please provide clarifying disclosure that intercompany sales and transfers are eliminated in consolidation or show elimination amounts in your revenue by segment disclosure.

The requested clarifying disclosures that intercompany sales and transfers are eliminated in consolidation have been made on page 129 of the proxy statement/prospectus under the sub-heading “Revenues by Segment.”

31.
Please revise your discussion and analysis of your operating results in a manner that provides a more detailed understanding of the historical operating results of each of your segments, along with prospects for the future. Specifically, please provide a discussion and analysis about the facts and circumstances surrounding known material trends and uncertainties that the entity as a whole faces along with each individual reportable segment. Currently, your discussion and analysis of your consolidated results and your reportable segments’ results list one or more factors that caused either the increase or decrease in your operating results without an understanding of why those factors occurred and whether those factors or other known factors may impact future operating results. For example, your Industrial and Engineering segments’ revenue significantly increased year over year, while your Underground and Structures segments’ revenue decreased year over year. In addition, we note that although your Industrial and Engineering segments increased segment revenue in 2007 compared to 2006, your gross profit as a percentage of revenue decreased in 2007 compared to 2006. Your current disclosures are unclear whether

Ms. Pamela A. Long
June 11, 2008

these trends will continue. Refer to Item 303(A)(3) of Regulation S-K and Section 501.12.b.4 of the Financial Reporting Codification for guidance.

The requested disclosures regarding a discussion and analysis about the facts and circumstances surrounding known material trends and uncertainties that Primoris faces as a whole, along with each individual reportable segment, have been made on page 130 of the proxy statement/prospectus under the sub-heading “Material Trends and Uncertainties.”

Liquidity and Capital Resources, page 132

32.
Please revise your liquidity and capital resources disclosures to discuss the underlying reasons for the changes in the account balances that affected your cash flows year over year. Far example, please discuss the reasons for the increase in your accounts payable and billings in excess of costs and estimated earnings. In addition, we note that accounts receivable, net represents 51 % and 65% of your total assets as of December 31, 2007 and 2006. In consideration of this significance, expand your disclosure to discuss the recoverability of your accounts receivable. See Section 501.13.b of the Financial Reporting Codification.

The requested clarifying disclosures have been made on page 140 of the proxy statement/prospectus under the sub-heading “Operating Activities.”

Capital Requirements, page 133

33.
Disclosure states that Primoris has a line of credit agreement containing substantial restrictive covenants. Please disclose what the limits of all material financial ratios and tests are under the line of credit agreement.

The requested disclosures of the limits of all material financial ratios and tests under the line of credit agreement have been made on page 143 of the proxy statement/prospectus.

Primoris Related Person Transactions, page 150

34.
You disclosed that Primoris leases some of its facilities, employees and certain construction and transportation equipment from Stockdale Investment Group, Inc. or SIGI. We note your disclosure that the majority stockholder, chief executive officer, president, and chairman of the board of directors of Primoris, Brian Pratt, also holds a majority interest in SIGI. We further note your disclosure that the following officers and directors of Primoris also serve as officers and/or directors of SIGI: Brian Pratt, chairman and director; John P. Schauerman, president and director, Scott E. Summers, vice president and director, John M. Perisich, secretary; and Arline Pratt, director. Please tell us and provide a footnote disclosure to discuss your considerations of being the primary beneficiary of a variable interest entity under the accounting literature contained in paragraphs 16 and 17 of FIN 46(R).

Ms. Pamela A. Long
June 11, 2008

The disclosure with respect to the lease of employees by Primoris from SIGI was inadvertent, as no employees are leased by Primoris from SIGI, and this error has been corrected on page 161 of the proxy statement/prospectus. The requested footnote disclosure has been made on page FS-24 of the proxy statement/prospectus.

Appraisal and Dissenter’s Rights, page 155

35.
Disclosure states that “The following summary does not purport to be a complete statement of the method of compliance with Sections 92A.300 through 92.500 of the Nevada Revised Statutes.” Revise to clarify that the summary includes the material provisions of the law pertaining to appraisal and dissenter rights under the Nevada Revised Statutes.

The discussion on page 166 has been revised to state that the summary includes the material provisions of Nevada law pertaining to dissenter’s rights.

Legal Matters, page 158

36.	Provide counsel’s address as required by paragraph 23 of Schedule A to the Securities Act.

Counsel’s address has been included in the discussion on page 169.

Where You Find More Information, page 158

37.
Refer to the second paragraph. You may not qualify information in a proxy statement/prospectus on Form S-4 to information outside the proxy statement/prospectus unless incorporation by reference or a summary of a document filed as an exhibit is required by the form. See Rule 411(a) of Regulation C under the Securities Act. We will not object, however, if you qualify information and statements contained in the proxy statement/prospectus by reference to the annexes since the annexes are attached to the proxy statement/prospectus. Please revise.

The discussion on page 170 has been revise to state that the disclosures in the proxy statement/prospectus are qualified only by the full text of the annexes that are included as part of the proxy statement/prospectus.

38.
We note the statement “Information provided by one another does not constitute any representation, estimate or projection of the other” in the third paragraph. Since Rhapsody is responsible for the accuracy of the information contained in the filing, Rhapsody may not disclaim responsibility for the information contained in the filing. Please revise.

Ms. Pamela A. Long
June 11, 2008

The entire referenced paragraph has been deleted. We acknowledge on behalf of Rhapsody that it is responsible for all of the information contained in the filing.

Annex G — Opinion of Ladenburg Thalmann

39.
As Ladenburg is opining that the fair market value of Primoris is at least equal to 80% of the net assets of Rhapsody, please revise the third paragraph on page 3 of the opinion that states that the opinion “does not constitute an opinion” and that Ladenburg does “not express any opinion as to the underlying valuation-of Rhapsody or Primoris.” While we believe Ladenburg may have intended that these statements be qualified by the context in which they appear (no recommendation to stockholders and no future valuations), the language should be revised to remove any implication that the statements are intended to be more general.

Ladenburg believes, and we concur, that the reference to “does not constitute an opinion” should remain in their opinion as that is an integral part of the phrase “does not constitute an opinion or recommendation to any stockholder of Rhapsody as to how such stockholder should vote with respect to the Transaction.” Ladenburg has deleted the phrase “underlying valuation” so that the referenced sentence applies only to future performance of Rhapsody. Ladenburg has issued to Rhapsody a revised opinion make such change and page 3 of Annex G to the proxy statement/prospectus has been changed accordingly.

Undertakings, page II-4

40.	Provide the Rule 430C undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

The required undertaking has now been included.

Exhibit Index

41.	Include an exhibit index immediately before the exhibits filed with the registration statement. See Item 102(d) of Regulation S-T.

An exhibit index is now included.

Exhibit 5.1

42.
Disclosure indicates that Rhapsody intends to file by amendment the legal opinion. Allow us sufficient time to review the legal opinion before requesting acceleration of the registration statement’s effectiveness.

The signed legal opinion has been included as Exhibit 5.1 in the current filing.

Ms. Pamela A. Long
June 11, 2008

Exhibit 8.1

43.	File a final, signed opinion as an exhibit to the registration statement before its effectiveness.

The signed tax opinion has been included as Exhibit 8.1 in the current filing.

44.
We note the phrase “Assuming that the above factual statements are the same on the closing date” immediately under “OPINION” on page H-3. Section 6.2(g) of the merger agreement filed as annex A stipulates that a condition to the merger is that Primoris receive a tax opinion “in substantially the form of Exhibit H,” but disclosure under “Waiver” on page 72 in the proxy statement/prospectus indicates that the condition could be waived. Thus, Rhapsody must:

•	File the executed tax opinion before the registration statement’s effectiveness even though the merger transaction is conditioned upon receipt of the favorable tax opinion at closing.

•	Undertake to recirculate and resolicit if the condition for the favorable tax opinion is waived and the change in tax consequences is material.

The opinion that is Annex H is the tax opinion that our firm will issue to Rhapsody. The opinion that will be “substantially in the form of Exhibit H” is the merger agreement opinion that our firm will issue to Primoris and does not contain any tax opinion. We have filed a signed copy of the tax opinion (Annex H) with this current filing. As this is in advance of the actual closing, we believe the assumption referred to in this Comment is appropriate and reflects customary practice in such circumstances. The issuance of the tax opinion is not a condition to the closing of the merger. However, if the factual circumstances should change so that the favorable tax treatment reflected in the opinion is not afforded to Rhapsody and its stockholders, we acknowledge, on behalf of Rhapsody, that an amended proxy statement will be circulated to disclose such event and the vote of the Rhapsody stockholders will be resolicited.

Exhibit 99.7

45.	Identify the form of proxy as preliminary as required by Rule 14a-6(e)(1) of Regulation 14A.

Exhibit 99.7 has been revised to reflect that it is a “Preliminary Form of Proxy.”

46.
Please unbundle the five matters included in proposal 2. Additionally, include a brief description of each matter listed under (iv) and (v). See Rule 14a-4(3) of Regulation 14A. We note the caption or heading is to “The Charter Amendments” on page 16, but the caption or heading on page 82 and elsewhere in the proxy statement/prospectus is

Ms. Pamela A. Long
June 11, 2008

to “The Charter Amendment Proposal.” Revise to ensure that captions or headings and cross references are consistent throughout the proxy statement/prospectus.

The proxy card has been revised to unbundle and list an item to be separately voted upon each change to Rhapsody’s certificate of incorporation and brief descriptions of the referenced matters are now included. Also, the captions, headings and cross references have been made consistent throughout the proxy statement/prospectus.

10-KSB

Exhibit Index

47.	Include in future filings an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T.

Rhapsody will include in future filings an exhibit index immediately before the exhibits, as required by Rule 102(d) of Regulation S-T, as requested.

December 31, 2007 10-QSB

Exhibits 31.1 and 31.2

48.
We note that Rhapsody’s officers included their titles in the first sentence of the certifications. Confirm to us that Rhapsody’s officers signed the certifications in their personal capacity, and revise in future filings. See Item 601(b)(31) of Regulation S-K.

On behalf of Rhapsody, we confirm that its officers signed the certifications in their personal capacities. Future certification filings will remove the officers’ titles, as requested.

8-K dated February 19, 2008 and filed February 20, 2008

Exhibit 10.1

49.
Rhapsody included a list briefly identifying the contents of all omitted exhibits and schedules, but Rhapsody omitted an agreement to furnish supplementally a copy of any omitted exhibit or schedule to the Commission upon request as required by Item 601(b)(2) of Regulation S-K. Confirm to us that Rhapsody will furnish a copy of any omitted exhibit or schedule to the Commission upon request, and revise in future filings.

On behalf of Rhapsody, we confirm that Rhapsody will furnish a copy of any omitted exhibit or schedule to the Commission upon request and that future filings will include such an undertaking.

Ms. Pamela A. Long
June 11, 2008

Closing

On behalf of Rhapsody and Primoris, we confirm that each of them acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosures in the filings.

•	The Staff’s comments or changes to disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action on the filings.

•	It may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States’ federal securities laws.

Very truly yours,

/s/ Noah Scooler

Noah Scooler